UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRAZOS SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6454 Vickery Blvd.
(No. and Street)

Dallas	TX	75214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Sims 214-827-960

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon, CPA
(Name – *if individual, state last, first, middle name*)

3208 Jameston Drive	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bill F. Sims, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brazos Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JUSTIN SCOTT GRIFFIN
Notary Public, State of Texas
My Commission Expires
December 04, 2018
ID# 13004266-6

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRAZOS SECURITIES, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

CONTENTS



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

INDEPENDENT AUDITOR'S REPORT

To the Board
Brazos Securities, Inc.

We have audited the accompanying statement of financial condition of Brazos Securities, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Brazos Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In o ur opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brazos Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Brazos Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brazos Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

Brazos Securities, Inc.
Statement of Financial Condition
As of December 31, 2016

	2016
ASSETS	
Cash and Cash Equivalents - Chase Bank	$ 10,635
Deposits with Clearing Organizations - Hilltop	10,009
Advances	4,206
Commissions Receivable	6,757
Trade Receivables	404
Marketable Securities - Hilltop	21,146
Office Equipment at Cost	
Less Accumulated Depreciation and Amortization	
of $16,016 and $16,580	1,312
TOTAL ASSETS	$ 54,469
LIABILITIES and MEMBERS' EQUITY	
LIABILITIES	
Accounts Payable	$ 8,270
Accrued Expenses	2,130
TOTAL LIABILITIES	10,400
Stockholder's Equity	
Common Stock, 1,000,000 shares of $1.00	
par value authorized, 1,000 shares	
issued and outstanding	1,000
Paid-in-Capital	56,500
Retained Earnings	(13,132)
Net Loss	(300)
TOTAL STOCKHOLDER'S EQUITY	44,068
TOTAL LIABILITIES and MEMBERS' EQUITY	$ 54,469

The accompanying notes are an integral part of the financial statements

Brazos Securities, Inc.
Statement of Operations

	12/31/2016
Revenues	
Commissions	$ 274,863
Other	-
Total Revenue	$ 274,863
Costs and Operating Expenses	
Salaries, Commissions and Payroll Taxes	176,716
Clearance	31,066
Communications	8,556
Occupance Costs	12,000
Licenses and PermitsInsurance Expense	5,645
Other Expenses	44,468
Total Operating Expenses	$ 278,450
Other Income and Expenses	
Net Unrealized Gain (Loss) on Investments	2,137
Dividend Income	178
Interest Income	1,733
Interest Expense	(15)
Prior Period Adjustment	(746)
Total Other Income	3,287
Tax Provision	-
Net Loss	$ (300)

The accompanying notes are an integral part of the financial statements

Brazos Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2016

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2015	1,000	$ 1,000	$ 56,500	$ (13,132)	$ 44,368
Net loss	-	-	-	(300)	(300)
Balances at December 31, 2016	1,000	1,000	56,500	(13,432)	$ 44,068

The accompanying notes are an integral part of the financial statements

Brazos Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

OPERATING ACTIVITIES		
Net Loss	$	(300)
Depreciation		564
Advances		(4,206)
Commissions Receivable		653
Trade Receivables		(404)
Accounts Payable		7,090
Accrued Expenses		2,089
Net cash provided by (used in) Operating Activities		5,486
FINANCING ACTIVITIES		-
INVESTING ACTIVITIES		
Unrealized Loss		1,995
Net cash provided by Investing Activities		1,995
Net cash increase for period		7,481
Cash at beginning of period		3,154
Cash at end of period	$	10,635

The accompanying notes are an integral part of the financial statements

BRAZOS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2016

Balance at December 31, 2015	$	-
Increases		-
Decreases		-
Balance at December 31, 2016	$	-

BRAZOS SECURITIES, INC.

NOTES TO FINANCIAL

STATEMENTS YEAR ENDED

DECEMBER 31, 2016

A.   **COMPANY:**

BRAZOS SECURITIES, INC., formed in 1987, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

1.   **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2.   **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3.   **Securities** - Marketable securities are valued using level one inputs to calculate fair value. The resulting difference between cost and fair value is included in income.

4.   **Equipment** - Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using the straight-line method.

5.   **Income Taxes** – The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2016, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The federal and state income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

As of December 31, 2016, we have federal income tax net operating loss (NOL) carry-forwards of $11,381 and $2,437, which will expire at various dates from 2025 through 2026. Such NOL carry-forwards expire as follows:

2016–2025	$ 11,381
2017–2026	2,437
Total	$13,818

We believe that it is more likely than not that the benefit from certain NOL carry-forwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $13,818 on the deferred tax assets relating to these federal NOL carry-forwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of December 31, 2016, will be accounted for as a reduction of income tax expense and/or an increase in equity.

6. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C.   FAIR VALUE MEASUREMENTS:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have not any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did have Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The Company did not have any Level 3 assets or liabilities.

At December 31, 2016. The Company has Level I marketable securities which are measured at fair value on a recurring basis. Unrealized gains and losses are included in other income. The following table presents the Company's fair value hierarchy for its marketable securities classified as available-for-sale.

	Level 1	Level 2	Level 3	Total Assets
Securities	$21,146	-	-	$21,146

D.   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 1 5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined , shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $28,803 which was $23,803 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.36 to 1.

E.   AFFILIATED ENTITY:

Office facilities are leased from an entity affiliated through common ownership. Rental payments during the year ended December 31, 2016 totaled $12,000.

Brazos Securities, Inc.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	44,069
Deductions / charges		
Non-allowable assets:		
Advances		4,206
Commissions receivable		6,757
Trade receivables		404
Office equipment		1,312
Total deductions/charges		12,679
Net capital before haircuts on securities positions		31,390
Haircuts on securities:		-
Other securities		2,586
Net Capital	$	28,804
Aggregate indebtedness		
Accounts payable		8,270
Accrued expenses		2,130
Total aggregate indebtedness	$	10,400
Computation of basic net capital requirement Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	23,804
Ratio of aggregate indebtedness to net capital		.36 to 1

Reconciliation of Computation of Net Capital
The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Brazos Securities, Inc. on form X-17A-5. Accordingly, no reconcilation is deemed necessary.

Schedule I, continued

Brazos Securities, Inc
Supplemental Information Purusant to Rule 17a-5
December 31, 2016

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is requried as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

Brazos Securities, Inc.

6454 Vickery Blvd.

Dallas, Texas 75214

February 27, 2017

Dollar Logsdon CPA
3208 Jameston Drive
Flower Mound, TX 75028

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)9i)(B)(2)

To the best knowledge and belief of Brazos Securities, Inc.:

1. Brazos Securities, Inc. claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. Brazos Securities, Inc. has met the identified exemption from January 1, 2016 through December 31, 2016, without exception, unless, if applicable, are stated in number 3, below;
3. Brazos Securities, Inc. has had no exceptions to report this fiscal year.

Regards,





[signature] 2/27/2016

Bill Sims — Date

President

Brazos Securities, Inc.



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

EXEMPTION REVIEW REPORT

Board of Directors
Brazos Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brazos Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brazos Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(1), (the "exemption provisions") and (2) Brazos Securities, Inc. stated that Brazos Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brazos Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brazos Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017